EXHIBIT 99.2



Whetstone Capital Advisors, LLC
2001 Shawnee Mission Parkway
Mission Woods, KS 66205

January [__], 2026

Health Catalyst, Inc.
Attention: Corporate Secretary
10897 South River Front Parkway #300
South Jordan, UT 84095

Via email to: [Ben Landry email address]

Re: Proposal for Annual Shareholder Meeting

Whetstone Capital Advisors LLC ("Whetstone") beneficially owns 1,000 shares of Health Catalyst, Inc. (HCAT) common stock ("Common Stock") in registered name as shown on the company's shareholder records and 3,731,350 shares of Common Stock as shown on the most recent Form 13G filed with the SEC on September 8, 2025. Whetstone owns at least $25,000 in shares of Common Stock, owns those shares of Common Stock as of the date of this letter, and intends to hold those shares of Common Stock through the date of the next annual or special shareholder meeting.

Pursuant to SEC Rule 14a-8, Whetstone intends to submit the attached proposal for shareholder vote at the next HCAT annual or special shareholder meeting and appear in person to present the proposal. We request HCAT include this proposal as stated in the proxy materials for the next annual or special shareholder meeting.

Whetstone is available to meet to discuss the proposal, pursuant to Rule 14a-8, at a mutually agreeable day and time.
Please acknowledge receipt of this email.

Sincerely,
[signatory]